CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

September 29, 2008

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy Inc.
Form10-K for Fiscal Year Ended December 31, 2007
File No. 1-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated September 15, 2008. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in management discussion and analysis and footnotes to the consolidated financial statements, the Company requests the enhanced disclosure be added to future filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Twelve Months Ended December 31, 2007 Compared to the Twelve Months Ended December 31, 2006, page 58

1.	Please expand your consolidated and segment results of operations discussion to provide greater insight into the underlying reasons for variances, and guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance.

Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 and .12.

Company Response:

In future filings, an introduction will be added to management discussion and analysis that more thoroughly discusses the outlook for coal and gas sales both industry wide and for CONSOL Energy specifically. At December 31, 2007, the revised disclosure would have included the following discussion.

The global demand for energy, particularly high-Btu eastern steam coal, is robust, as evidenced by the dynamic shift in the import and export of steam coal around the world.

In 2007, coal analysts estimated that China reduced its exports of steam coal by approximately 25 percent and became a net importer of coal. In addition, China has decided to shut down numerous small coal mines in several provinces due to safety concerns for workers. Further exacerbating the supply/demand situation are the weather-related problems in Australia, Columbia and Indonesia, as well as rail transportation problems in Russia and South Africa. Moreover, India’s Central Electricity Authority reported in mid- December 2007 that approximately one-third of the country’s coal-fired power stations had less than seven days of coal inventory, causing India to increase imports of steam coal. Developing countries with large populations are demanding increasing quantities of steam coal from coal exporting countries that historically shipped steam coal primarily to Europe. As a result, coal consumers in Europe increasingly are looking to eastern U.S. coal producers to provide long-term supplies of steam coal.

CONSOL Energy is well-positioned to capitalize on what the company believes will be a sustainable demand trend. The company believes it can increase production at its Northern Appalachian mines to meet this demand. In addition, the company has an advantage over other U.S. coal producers in the European market because coal destined for Europe can be exported through its 100% owned coal export terminal at the Port of Baltimore.

Despite reports that inventories at utilities are high on a national average basis, coal stockpiles at CONSOL Energy’s customers, located primarily in the eastern United States, continue to decline and are below historical averages, according to many energy consultants. Surging international demand for steam coal has diverted some available Northern Appalachian coal overseas, reducing deliveries to, and hence stockpiles, of domestic customers of Northern Appalachia coal. Moreover, coal burn continues to grow as states in the Northeast and Mid-Atlantic regions experience normal winter temperatures.

CONSOL Energy coal inventory levels at mine sites and other locations were 1.3 million tons at the end of fiscal year 2007, considered to be an extremely low level based on the company’s history. Changes in company inventory levels are often an indicator of the relative strength of customer demand.

We have the capacity to selectively increase production to exploit any shortfalls in the industry’s production. We intend to continue to maintain our disciplined approach to production over the short- term, but the company has identified several classes of expansion and efficiency projects that should give us the ability to respond to demand opportunities. For example, the company has identified several mines where longwall face extensions can be implemented. Longwall face extension projects take 12 to 18 months to complete and can increase production from a particular mine by 300,000 to 500,000 tons per year. The company has also identified two mines, Bailey and Robinson Run, where an additional longwall mining system could be added. Each additional longwall mining system could increase annual production by 5.0 million to 6.5 million tons per year.

In addition, the company has 6 million to 7 million tons of idled capacity which can be brought on line if market prices justify the action. CONSOL expects to complete the upgrade of the underground haulage system at the idled Shoemaker Mine in the fourth quarter of 2009. Shoemaker is located on the Upper Ohio River in Northern West Virginia in close proximity to several coal- fired power units that are scheduled to be scrubbed by 2010. By 2010, approximately 108 gigawatts of coal-fired power generation east of the Mississippi River are expected to be outfitted with flue gas desulfurization technology. In addition, the company has idle capacity at its Miller Creek operations in southern West Virginia that can be restarted if market prices continue to rise.

During the next ten years, we can bring an additional 22 million tons of Appalachian production on line. These are brownfield expansions that can be expected on short planning horizons and at a lower cost than greenfield development.

Our 81.7% subsidiary, CNX Gas, is also a significant contributor to the earnings of CONSOL Energy. CNX Gas intends to transition from a coalbed methane producing company to a natural gas exploration and production company. Currently, CNX Gas is engaged in the exploration, development, production and gathering of natural gas primarily in the Appalachian and Illinois Basins. Oil and gas is a commodity. The price that we receive for the natural gas we produce is largely a function of market supply and demand. Demand for natural gas in the United States has increased dramatically over the last ten years. Demand is impacted by general economic conditions, estimates of gas in storage, weather and other seasonal condition, including hurricanes and tropical storms. Market conditions involving over or under supply of natural gas can result in substantial price volatility. Historically, commodity prices have been volatile and we expect the volatility to continue in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on our financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and our ability to access capital markets.

CNX Gas 2008 capital expenditures are projected to be $470,000, including $88,000 in exploratory capital. CNX Gas intends to continue to re-invest in its core business as long as it can achieve expected rates of return that exceed its weighted average cost of capital.

In future filings, CONSOL Energy will also provide a breakdown and quantify the impact of each factor when changes in significant items are attributable to more than one factor or element. A statement of the likelihood that past performance is indicative of future performance, or a statement that this can not be determined will also be included in future filings.

Notes to Audited Consolidated Financial Statements

Note 1 Significant Accounting Policies

Property, Plant and Equipment, page 102

2.	Within your discussion on page 103, you disclose that “Coal reserves are amortized using the units-of-production method over all estimated proven and probable reserves assigned to the mine.” Within your Business discussion of Coal Operations and Coal Reserves on pages six through eleven, you distinguish a difference between proven and probable reserves Assigned, Accessible, and Unassigned. Please clarify whether use of the term “assigned” in your policy regarding amortization of coal reserves is meant to be same as that included within your Business discussion.

Company Response:

The term “assigned” with respect to the policy regarding amortization of coal reserves in Note 1 Significant Accounting Policies – Property, Plant and Equipment on page 103 has the same meaning as the term used in the Business section on pages 6 through 11.

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

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